OCZ Technology Group, Inc.

6373 San Ignacio Ave.., San Jose, CA 95119	Tel: (408) 733-8400 Fax: (408) 733-4900

July 12, 2013

VIA EDGAR

John Rohn

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	OCZ Technology Group, Inc.
Form 8-K, Item 4.02
Filed July 3, 2013
File No. 001-34650

Dear Mr. Rohn:

This letter responds to your letter to me, dated July 8, 2013. For ease of reference, I have set forth the Staff’s comment in bold face text, and the response is set forth immediately following the Staff comment. OCZ Technology Group, Inc. (the “Company”) is filing today via Edgar an amendment (the “Amendment”) to the above-referenced Form 8-K as indicated below.

1.	Your disclosure indicates that you will restate your financial statements for the years ended February 28, 2009, 2010 and 2011. Please note that the disclosure in your Form 8-K must specifically state which financial statements should “no longer be relied upon.” See Item 4.02(a)(1) of Form 8-K. Please amend your filing accordingly.

The Company has revised the disclosure in the Amendment to included the requested text.

2.	Please amend your filing to identify the specific financial statements that should no longer be relied upon. In this regard, you should also disclose each of the interim periods that should no longer be relied upon. See Item 4.02(a)(1) of Form 8-K.

The disclosure in the Amendment has been revised to clearly identify the quarterly financial statements in fiscal 2009, 2010 and 2011 that should no longer be relied upon.

    *    *    *    *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (408) 440-3405. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Rafael Torres

Rafael Torres
Chief Financial officer.